October 3, 2005


Securities and Exchange Commission
Washington, D.C. 20549
Attn: Zafar Hassan

      Re:      Geron Corporation
               Registration Statement on Form S-3
               File No. 333-127816

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-127816) of Geron Corporation (the "Company"). We respectfully request that the Registration Statement become effective as of 4:30 pm EDT on Tuesday, October 4, 2005 or as soon thereafter as practicable.

     Pursuant to the staff's letter dated August 31, 2005, the Company acknowledges that the action of the Commission or staff declaring the Registration Statement effective does not: (i) foreclose the Commission from taking any action with respect to the filing; (ii) relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) enable the Company to assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call the undersigned at (650) 473-7705 if you have any questions regarding this request.

                                           Very truly yours,

                                           /s/ David L. Greenwood

                                           David L. Greenwood
                                           Executive Vice President and
                                           Chief Financial Officer


         cc:      Alan C. Mendelson, Esq.
                  Mark V. Roeder, Esq.